EXHIBIT 99.1
Telkom SA Limited
(Registration Number 1991/005476/06)
ISIN ZAE000044897
JSE and NYSE Share Code TKG
(“Telkom” or “the Company”)
Telkom SA Limited (TKG) — Change in executive committee
It is hereby announced that the Executive Committee of Telkom SA Limited has changed and that with effect from 6 February 2009 Mr Motlatsi Nzeku ceases to be a member of the Committee.
PRETORIA
06 February 2009
Sponsor to Telkom SA Limited
UBS South Africa (Pty) Ltd